Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC Mail Processing Section
DEC 02 2009
Washington, DC
110

09047447

SUPPL

26 November 2009

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

In my previous letter I asked if it was possible to send the notices to you via email or some other means in order to simplify the process, your advice would be appreciated.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary M. Hall

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

57469-1

F0427 (02/2007)

RECEIPT ACKNOWLEDGEMENT COPY

SEC Mail Processing
Section

DEC 02 2009

Washington, DC
110

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

26 November 2009

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

In my previous letter I asked if it was possible to send the notices to you via email or some other means in order to simplify the process, your advice would be appreciated.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

HMH.

Hilary Hall (Mrs).
Company Secretary's Office

57469-1

0217D

Bradford & Bingley plc

24 November 2009

£50,000,000 11.625 Per Cent. Perpetual Subordinated Bonds (ISIN: GB0002233913) (the "11.625 Per Cent. Perpetual Subordinated Bonds") Issued By Bradford & Bingley Plc (The "Company")

The Company has resolved not to make any interest payment in respect of the 11.625 per cent. Perpetual Subordinated Bonds on their next interest payment date (20 January 2010).

The interest not paid will constitute "Arrears of Interest" for the purposes of the terms and conditions of the 11.625 per cent. Perpetual Subordinated Bonds.

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

Bradford & Bingley Investor Relations:
+44(0)1274 806341
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
BD16 2UA

or

b&benquiries@bbg.co.uk

www.bbg.co.uk

C211 D

Bradford & Bingley plc

24 November 2009

£125,000,000 7.625% Subordinated Notes Due 16 February 2010 (ISIN: XS0108194407) (the "2010 Dated Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved:

(i) not to make any interest payment in respect of the 2010 Dated Subordinated Notes on their next interest payment date (16 February 2010); and

(ii) not to pay any principal (by way of Final Redemption Amount, as specified in their Terms and Conditions) in respect of the 2010 Dated Subordinated Notes on their maturity date (16 February 2010). The 2010 Dated Subordinated Notes shall continue to bear interest calculated at the same rate and in the same manner as previously.

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

Bradford & Bingley Investor Relations:
+44(0)1274 806341
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
BD16 2UA

or

b&benquiries@bbg.co.uk

www.bbg.co.uk

0203D

Bradford & Bingley plc

24 November 2009

£250,000,000 5.5% Fixed/Floating Rate Callable Step Up Subordinated Notes Due 15 January 2018 (ISIN: XS0276330643) (the "2018 Dated Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2018 Dated Subordinated Notes on their next interest payment date (15 January 2010).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

Bradford & Bingley Investor Relations:
+44(0)1274 806341
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
BD16 2UA

or

b&benquiries@bbg.co.uk

www.bbg.co.uk

0196D

Bradford & Bingley plc

24 November 2009

£150,000,000 Floating Rate Dated Subordinated Notes Due March 2054 (ISIN: XS0215817718) (the "2054 Dated Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2054 Dated Subordinated Notes on their next interest payment date (31 December 2009).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

Bradford & Bingley Investor Relations:
+44(0)1274 806341
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
BD16 2UA

or

b&benquiries@bbg.co.uk

www.bbg.co.uk

4537B

Bradford & Bingley plc

27 October 2009

£200,000,000 5.75 per cent. Fixed Rate Step-Up Subordinated Notes Due 12 December 2022 (ISIN: XS0159302255) (the "2022 Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

Reference is made to The Bradford & Bingley plc Transfer of Securities and Property etc. Order 2008, as amended by The Bradford & Bingley plc Transfer of Securities and Property etc. (Amendment) Order 2009.

The Company has resolved not to make any interest payment in respect of the 2022 Subordinated Notes on their next interest payment date (12 December 2009).

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

b&benquiries@bbg.co.uk

or

Group Communications
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk

4557B

Bradford & Bingley plc

27 October 2009

£250,000,000 5.625 per cent. Fixed Rate Step-Up Undated Subordinated Notes (ISIN: XS0167366433) (the "5.625 per cent. Undated Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

The Company has resolved not to make any interest payment in respect of the 5.625 per cent. Undated Subordinated Notes on their next interest payment date (20 December 2009).

The interest not paid will constitute "Arrears of Interest" for the purposes of the terms and conditions of the 5.625 per cent. Undated Subordinated Notes.

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

b&benquiries@bbg.co.uk

or

Group Communications
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk

9044 2

Bradford & Bingley plc

29 September 2009

£200,000,000 6.00 per cent. Perpetual Subordinated Callable Step-Up Notes (ISIN: XS0181867309) (The "6.00 per cent. Perpetual Subordinated Notes") Issued By Bradford & Bingley Plc (The "Company")

The Company has resolved not to make any interest payment in respect of the 6.00 per cent. Perpetual Subordinated Notes on their next interest payment date (10 December 2009).

The interest not paid will constitute "Arrears of Interest" for the purposes of the terms and conditions of the 6.00 per cent. Perpetual Subordinated Notes.

The Company will notify noteholders accordingly.

ENDS

Contacts:

Bradford & Bingley Press Office:
+44(0)1274 554 042

or

b&benquiries@bbg.co.uk

or

Group Communications
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

www.bbg.co.uk